EXHIBIT 99.1

POET Technologies Names Giovanni Pacelli CFO

Thirty-year finance veteran succeeds Thomas Mika; POET to begin quarterly earnings conference calls with fourth-quarter 2026 results

TORONTO, Nov. 02, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. (NASDAQ: POET) today appointed Giovanni M. Pacelli as Chief Financial Officer (CFO), effective November 2, 2026. He succeeds Thomas Mika, who has served as CFO for the past ten years. Pacelli comes to POET from Silicon Labs (NASDAQ: SLAB), where he was Senior Director of Finance, and brings three decades of financial leadership at public and private companies, including global chipmakers Freescale Semiconductor and NXP.

POET Technologies Inc. (“POET” or the “Company”) offers high-speed optical engines, light source products and optical modules to the artificial intelligence (AI) systems market and to hyperscale data centers. As Senior Vice President and CFO, Pacelli will oversee the Company’s financial operations and strategy, working with the executive leadership team and the Board of Directors on business performance, capital allocation and long-term value creation. Mika will remain with the Company through December 2, 2026 to support the transition.

At Silicon Labs, Pacelli spent more than eight years in financial analysis, strategic planning and investor relations. He led the planning for the company’s last two Analyst Day events, managed and expanded the company’s sell-side coverage, and represented Silicon Labs at major investor conferences, including the Wells Fargo TMT Summit and the UBS Global Technology and AI Conference. Earlier, at Freescale and NXP, he supported finance workstreams on major transactions, including the Freescale–NXP merger.

Pacelli is a licensed Certified Public Accountant in Texas and holds a Master in Professional Accounting and a BBA in Business Honors and Accounting from the University of Texas at Austin.

“Over the past decade, Tom has worked closely with me to transform POET from a small company operating on a lean budget into a well-funded commercial enterprise that has raised more than $800 million in capital. His leadership and accomplishments have helped position us for the next phase of growth,” said Dr. Suresh Venkatesan, POET’s Chairman and CEO. “Giovanni brings the semiconductor industry depth, public-company capital markets experience and operating discipline we need as we move into volume production. He has run the earnings process and led investor engagement at a larger public semiconductor company, and he will play a central role as we broaden our engagement with the investment community.”

“I am excited to join POET at this important stage,” Pacelli said. “The POET Optical Interposer™ platform addresses some of the most pressing bandwidth and power challenges in AI infrastructure. My focus will be on disciplined financial execution and clear, consistent communication with our shareholders as we scale.”

POET will report its third-quarter 2026 financial results on Monday, November 16, 2026. Beginning with its fourth-quarter and full-year 2026 results, the Company intends to host an earnings conference call each quarter, with Pacelli participating alongside members of the executive leadership team.

RSU Grant

In connection with his appointment as Chief Financial Officer, Pacelli was awarded a total of 384,615 restricted share units (“RSUs”) that will vest at the rate of one-third of the total on the first, second and third anniversaries of the grant. The RSUs were granted subject to the provisions of the Company’s 2025 Omnibus Incentive Plan and related agreements between Pacelli and the Company.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on its website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Giovanni Pacelli, CFO gmp@poet.tech

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the timing of the release of the Company’s third quarter 2026 financial results, the Company’s intention to host quarterly earnings conference calls beginning with its fourth-quarter and full-year 2026 results, the expected timing of the Company’s CFO transition, the Company’s expectations with respect to its ability to advance customer and prospective customer relationships, its intention to ramp production, its deployment of capital, its ability to secure supply chain partnerships, its ability to increase sales and recruit new staff, and the Company’s ability overall to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, potential changes in the Company’s capital needs, changes in the technological or macroeconomic environment that result in demand for the Company’s products being less than expected, changes in production requirements, inability to source and install capital equipment, inability to find and recruit new staff or to qualify and deliver its products on time, and risks that the Company will not be able to identify or consummate suitable acquisitions and/or partnerships and risks relating to the integration and success of any acquisitions and/or partnerships that are consummated.

For further information concerning these and other risks and uncertainties, refer to the Company’s filings on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. Prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise the forward-looking information and statements except as required by applicable securities laws.

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